Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Dated February 9, 2006
Registration Statement No. 333-128827

Acorda Therapeutics, Inc.

5,500,000 Shares

Issuer:	Acorda Therapeutics, Inc.

Price Range:

$6.00 - $7.00. This represents a decrease from the price range of $11.00 to $13.00 indicated in the preliminary prospectus dated January 23, 2006 relating to these securities (the “Preliminary Prospectus”). Please see Amendment No. 7 to the Registration Statement (No. 333-128827), which reflects the changes that resulted from the decrease in the price range.

Estimated Net Proceeds and Use of Proceeds:

As a result of the decrease in the price range, the estimated net proceeds will decrease from approximately $59.3 million to approximately $31.1 million based on an assumed public offering price of $6.50 per share (the mid point of the new estimated price range), or approximately $36.1 million if the underwriters exercise their over-allotment option in full. The intended use of proceeds remains unchanged, except that we intend to use approximately $20.0 to $25.0 million of the net proceeds principally to complete our current Fampridine-SR clinical trial and to conduct other activities related to the filing of an NDA for Fampridine-SR, as well as for research and development, including for Zanaflex and preclinical studies related to our Chondroitinase, Neuregulin and Remyelinating Antibodies programs. We also intend to use approximately $7.0 to $10.0 million of the net proceeds for sales and marketing activities and market development for Zanaflex Capsules and Fampridine-SR, if approved by the FDA. We may also use additional proceeds from our financing arrangement with PRF to fund a portion of the sales and marketing activities and market development related to Zanaflex Capsules, which would free up proceeds from this offering for other purposes.  In addition, as a result of the decrease in the price range, we believe our existing cash and cash equivalents and short-term investments, together with the net proceeds from our financing arrangement with PRF and this offering, will be sufficient to fund our operating expenses, debt repayments and capital equipment requirements for at least the next 18 months.

Summary Consolidated Financial Data;

As a result of the decrease in the estimated price range, the “Pro Forma As Adjusted” (unaudited) column of the balance sheet in the Summary Consolidated Financial Data on page 8 of the Preliminary Prospectus, has been revised to reflect the decrease in the net proceeds from the offering. Please see page 8 of Amendment No. 7 to the Registration Statement (No. 333-128827).

Capitalization:

As a result of the decrease in the estimated price range, the “Pro Forma As Adjusted” (unaudited) column of the Capitalization table on page 27 of the Preliminary Prospectus has been revised to reflect the decrease in the net proceeds from the offering. Please see page 27 of Amendment No. 7 to the Registration Statement (No. 333-128827).

Dilution:

As a result of the decrease in the estimated price range, the pro forma numbers in the “Dilution” section on pages 30 - 31 of the Preliminary Prospectus have been revised to reflect the decrease in the net proceeds from the offering. Please see pages 30 - 31 of Amendment No. 7 to the Registration Statement (No. 333-128827).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-294-1322 or you may e-mail a request to dg.prospectus_distribution@bofasecurities.com.